FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Annual Meeting of Shareholders

The annual meeting of shareholders of Seanergy Maritime Holdings Corp. (the "Company") was held on September 16, 2014 at the Company's executive offices (the "Meeting").  At the Meeting, the following proposals were approved and adopted: 1) the election of Ms. Christina Anagnostara as a Class B Director to serve until the 2017 Annual Meeting of Shareholders; 2) the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2014; and 3) the approval of a reverse stock split of the Company's issued and outstanding common stock by a ratio of not less than one-for-two and not more than one-for-fifteen with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors in its discretion and the approval of the related amendment to the Company's Amended and Restated Articles of Incorporation.

Cash Contribution by Major Shareholders

On September 29, 2014, certain of the Company's existing major shareholders agreed to contribute the amount of $960,000 million in exchange for 1,600,000 common shares, which were issued on September 30, 2014. The purchasers also received customary registration rights in respect of the shares issued in the transaction. The transaction was approved by an independent committee of the Company's board of directors, which obtained a fairness opinion from an independent financial firm for this transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

Dated: October 21, 2014
/s/ Stamatis Tsantanis
By: Stamatis Tsantanis
Chief Executive Officer